Exhibit 99.1

Therapix Biosciences Ltd. Signs Securities Purchase Agreement

TEL AVIV, Israel, March 19, 2020 /PRNewswire/ -- Therapix Biosciences Ltd. (Nasdaq: TRPX) (the "Company"), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments announced today that it has entered into a securities purchase agreement pursuant to which it will make a private placement (the "Private Placement") to its Chairman and Interim Chief Executive officer of convertible promissory notes (the "Notes") with an aggregate original principal amount of approximately $350,000 (the "Principal Amount"), at an aggregate purchase price of $315,000 (the "Purchase Price") in several tranches, spread across a 12 month period. In addition, the Company will issue a warrant to purchase up to 314,285 American Depositary Shares ("ADSs") of the Company (the "Warrant") and 40,000 ADSs. The initial tranche of the Private Placement is for a Principal Amount of $220,000 at a Purchase Price of $198,000.

The Private Placement is expected to close on March 23, 2020, subject to customary closing conditions.

The Notes will be unsecured, have a maturity date of March 18, 2021, bear interest at a rate of 12% per annum, and may be converted, at the election of the holder, into ADS at an initial conversion price of $0.35 per ADS (the "Fixed Conversion Price"), subject to adjustments. After the six month anniversary of the issuance of the Notes, the conversion price shall be equal to the lower of the Fixed Conversion Price or 70% of the lowest trading price of the ADSs as reported on the Nasdaq Capital Market or any exchange upon which the ADSs or ordinary shares of the Company are traded at such time, for the 20 prior trading days including the day upon which a notice of conversion is received by the Company or its transfer agent.

The Warrant is exercisable at any time on or after the actual closing date and on or prior to the close of business on the five year anniversary of the date of issuance, at an initial exercise price of $0.35 per ADS, subject to adjustment.

In addition, following the Company's previous Reports on Form 6-K dated January 2, 2020, and January 8, 2020 (the "Reports"), the Company intends to use the proceeds of the Private Placement, subject to the closing of such placement, to re-employ employees necessary to continue the Company's operations, including those employees that were terminated, as previously disclosed in the Reports, including the Company's Chief Financial Officer, Chief Technology Officer and its research and development team, such that the Company shall have five employees following the closing of the Private Placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the Private Placement , and the use of proceeds thereof, plans to re-employ employees, including its Chief Financial Officer and Chief Technology Officer and the aggregate number of employees to be employed by the Company. Because such statements deal with future events and are based on the Company's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" the Company's Annual Report on Form 20-F filed with the SEC on May 15, 2019, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com